1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                                         No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of October 2005
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) : 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC : 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of September 2005.
1) The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

			Number of shares
		Number of shares held	held as of
Title	Name	as of August 31, 2005	September 30, 2005	Changes
Chairman	Morris Chang	114,027,772	112,677,772	-1,350,000
Director & Supervisor	Koninklijke Philips Electronics N.V.	2,177,829,885	2,138,234,885	-39,595,000
Director & Supervisor	The Development Fund	1,597,057,466	1,581,649,966	-15,407,500
Vice Chairman	F. C. Tseng	39,647,891	39,320,891	-327,000
Director, President & CEO	Rick Tsai	26,606,795	26,396,795	-210,000
Senior Vice President	Kenneth Kin	3,854,860	3,824,860	-30,000
Senior Vice President	Stephen T. Tso	12,145,380	12,036,380	-109,000
Vice President	Mark Liu	10,477,792	10,377,792	-100,000
Vice President	J. B. Chen	7,078,645	7,045,645	-33,000
Vice President	Ping Yang	5,500,085	5,290,085	-210,000
Vice President	M. C. Tzeng	5,378,601	5,345,601	-33,000
Vice President & General Counsel	Richard Thurston	2,382,211	2,364,211	-18,000
Vice President	Wei-Jen Lo	702,552	692,552	-10,000
Vice President	Jason C.S. Chen	400,000	390,000	-10,000
Senior Director	L.C. Tu	8,231,827	8,211,827	-20,000
2) The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares : None
3) The acquisition of assets:

Description of assets	Amount
Manufacturing Equipment	NT$2,292,036,613
4) The disposition of assets:

Description of assets	Amount
Bond Funds	NT$745,203,649
Corporate Bonds	US$13,008,186

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 25, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer